[Smart Online Letterhead]

December 31, 2008

Via EDGAR Stephen G. Krikorian Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549	Reference Number: 20081208

Re:	Smart Online, Inc. Form 10-K For the Year Ended December 31, 2007 Filed on March 25, 2008 Form 10-Q For the Quarter Ended June 30, 2008 Filed on August 12, 2008 File No. 001-32634

Dear Mr. Krikorian:

This letter is a confirmation of telephone conferences last week with the SEC staff regarding the above-referenced filings made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).  Barbara Jacobs of the Commission indicated to our legal counsel in a telephone call on December 23, 2008 that the Commission had no further comments on the above-referenced filings at this time.   With respect to prior comment 4 referred to in the Commission letter to the Company dated October 15, 2008, Ms. Jacobs requested that the Company provide in writing certain representations made by Company officers during a telephone conference with Ms. Jacobs and Ms. Tangen on December 22, 2008.  For your convenience, comment 4 is set forth below in bold and the representations made by the Company immediately follow it.

4.             We have considered your response to prior comment 4 and we believe that your Form 10-K should be amended to exclude the reference to the third party valuation specialist as soon as practicable.

As the Company discussed with the Commission staff verbally on Monday, December 22, 2008, the Company represents that:

•
The Company’s only effective registration statement at this time is a Form S-8 for its equity compensation plan.  However, the Form S-8 registration statement currently is not active as all outstanding eligible stock options are underwater (the exercise price being above the market value per share).

Mr. Stephen G. Krikorian

•	The Company will remove the reference to the specialist and its appraisals in all future filings with the Commission.

•
The Company believes it could be substantially harmed if it were required to amend its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) solely to remove the reference to the specialist. As evident from its filings, the Company has gone through a difficult transition over the past year and has worked diligently to maintain investor confidence. A Form 10-K amendment solely to remove the specialist reference would likely confuse investors and further shake their confidence in the Company, as they may assume that the reason for the amendment is much more material than the simple removal of a specialist reference. This investor confusion and the negative reaction generally associated with Form 10-K amendments would likely disrupt the market for the Company’s securities. In addition, the expense of amending the Form 10-K and obtaining the required auditor’s consent for the amended financial statements would be a significant burden on the Company as it struggles to become cash flow positive.

•
The Company acknowledges that the Commission’s Compliance and Disclosure Interpretation (“CDI”) 141.02, would require the Company to comply with Rule 436 based on the Company’s Form 10-K disclosure that the intangible assets acquired in its acquisitions were “valued based on the results of an independent valuation performed by a certified appraiser.” However, there was no similar written interpretation by the Commission prior to the release of CDI 141.02 on November 26, 2008, which was eight months after the Form 10-K was filed by the Company.  Therefore, the Company believes it would be burdensome to require the Company to amend its Form 10-K to comply with a CDI that was released after the Form 10-K was filed.

Based on these representations from the Company, it is our understanding that the Commission will not require it to amend its Form 10-K to exclude the reference to the third party valuation specialist as soon as practicable.

Mr. Stephen G. Krikorian

* * * * *

If we can be of further assistance, please do not hesitate to contact me by phone ((919) 237-4200) or email at (doron.roethler@smartonline.com).

Sincerely,

/s/ Doron Roethler
Doron Roethler
Interim President and Chief Executive Officer